Exhibit 2.7

List of Schedules and Exhibits Omitted from the

Intellectual Property Transfer and Agreement to be Bound

Referenced in Exhibit 2.6 Above

Pursuant to Regulation S-K, Item 601(b)(2), the Schedules and Exhibits to the Intellectual Property Transfer and Agreement to be Bound referenced in Exhibit 2.6 above, as listed below, have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted Schedule or Exhibit to the Commission upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

Schedules:

Schedule 3.3:    No Violations (Royal Ahold)

Schedule 3.4:    Intellectual Property

Schedule 4.2:    No Violations (Buyer)

Exhibits:

Exhibit A:         Copyright Assignment

Exhibit B:         Trademark Assignment